ARION GROUP CORP.

18401 Collins Ave., #1220

Sunny Isles Beach, FL 33160

Tel. (786) 577-7070

Email: ariongroup2016@yandex.com

July 11, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Katherine Bagley

Re: Arion Group Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 20, 2017

File No. 333-216895

Dear Ms. Katherine Bagley:

This letter sets forth the responses of Arion Group Corp. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of May 2, 2017.  Each numbered paragraph below responds to the comment having the same number in the May 2, 2017 comment letter.

General

1. We note your response to comment 5; however, it does not appear that your revisions are fully responsive to our comment. The cover page of your prospectus indicates that you “do not have sufficient capital for operations,” and your Plan of Operation indicates that you “need proceeds from this offering to start [y]our operations and start selling your products.” Please revise for consistency.

Response:  We have revised our prospectus in accordance with the comments of the commission.

Exhibit 23.1

2. Please update the consent of the independent registered public accounting firm. For guidance, refer to Section 4810.3(c) of the Division of Corporation Finance Financial Reporting Manual, available on the Commission’s website.

Response:  We have filed an updated consent of our independent registered public accounting firm.

Please direct any further comments or questions you may have to the company at ariongroup2016@yandex.com.

Thank you.

Sincerely,

/S/ Nataliia Kriukova

Nataliia Kriukova, President